                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 ---------------------------------------------

                                    FORM 6-K

                 ---------------------------------------------

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                 ---------------------------------------------

                          For the month of July 1997

                 ---------------------------------------------

                               MERIDIAN GOLD INC.
                (Translation of registrant's name into English)

                               5011 Meadowood Way
                               Reno, Nevada 89502
                    (Address of principal executive offices)
                 ---------------------------------------------

                     Form 20-F    X       Form 40-F
                                -----               ----

                            Yes   X       No
                                -----        -----

Meridian Gold Inc.                       LOGO OF MERIDIAN
5011 Meadowood Way                       GOLD INC.
Reno, Nevada 89502
Phone:  (702) 827-3777
Fax:    (702) 827-7133

MERIDIAN GOLD INC.
5011 MEADOWOOD WAY
RENO, NEVADA 89502
PHONE:  (702) 827-3777
FAX:   (702) 827-7133               [LOGO OF MERIDIAN GOLD COMPANY APPEARS HERE]



           MERIDIAN GOLD REPORTS SECOND QUARTER 1997 RESULTS, UPDATE
                          ON EL PENON PROJECT IN CHILE
                     (All dollar amounts in U.S. currency)


RENO, NEVADA, JULY 17, 1997 -- Meridian Gold Inc. today reported a second quarter loss of $7.8 million, or $0.11 per share, due primarily to its aggressive $24 million annual exploration program for 1997. This compares to a loss of $1.8 million or $0.02 per share in the second quarter of 1996.

The Company is pleased to provide an update on its continuing activities at El Penon, near Antofagasta, Chile. A preliminary feasibility study is progressing, with the goal of having a bankable feasibility study by the end of this year.


SECOND QUARTER RESULTS
----------------------
Sales for the quarter were $16.9 million, versus $18.3 million in the second quarter of 1996, reflecting lower realized gold prices and slightly lower production. The average realized price of gold decreased to $376 per ounce from $392 per ounce in the second quarter of 1996. Gold production for the quarter decreased to 44,203 ounces from 48,263 ounces in 1996, while cash production costs improved to $211 per ounce from $256 per ounce.

At Beartrack, gold production in the second quarter was 24,836 ounces, with cash costs of $185 per ounce. This compares to second quarter 1996 production of 22,929 ounces at a cash cost of $195 per ounce. The decrease in cash costs over 1996 was the result of cost-cutting measures and the higher production. During the second quarter the mine moved 1.1 million tons of ore, and the average heap leach grade was 0.026 ounces per ton. Gold production is projected to be higher in the second half of 1997 than in the first half as a result of pad construction activities which took place in the first half and lower production during the winter months.

At Jerritt Canyon, the Company's share of gold production in the second quarter was 19,367 ounces at a cash cost of $245 per ounce. Production for the quarter was down from second quarter 1996 production of 25,334 ounces, due primarily to the shutdown of the wet mill operation in the first quarter of 1997. The cash costs represent a 21% reduction from second quarter 1996. Higher ore grade at the Murray underground mine was the primary factor in the cash cost improvement.

Exploration spending in the second quarter, primarily at El Penon, was $8.6 million, compared to $1.9 million in the second quarter of 1996.

At the end of the second quarter, Meridian Gold's balance sheet remained strong, with cash resources of $65.5 million to support the Company's growth plans.

FIRST HALF RESULTS
------------------
For the first half of 1997, the Company has recorded a loss of $13.8 million, or $0.19 per share, compared to a loss of $2.9 million or $0.04 per share for the first half of 1996.

Sales for the first half were $30.9 million, versus $36.1 million in the same period last year. Exploration spending for the first six months, primarily at El Penon, was $13.2 million, significantly higher than the $3.4 million spent in the same period last year. The average realized price of gold for the first half of 1997 was $363 per ounce, compared to $397 in 1996.

Gold production for the first half declined from 1996 first-half levels, falling to 85,807 ounces from 95,520 ounces. Cash production costs improved to $228 per ounce from $254 per ounce. As previously released, Meridian expects second-half production to exceed first-half levels, with cash production costs expected to remain at first-half levels.

Meridian Gold stated at the time of the secondary offering in July 1996 that its emphasis would be on generating significant long-term growth through an aggressive exploration and development program. The Company's 1997 operating results reflect this program, which is already generating significant opportunities that will benefit the Company in the long term.


EL PENON UPDATE
---------------
The decline and planned crosscuts into the Quebrada Orito deposit have been completed, and assays are being processed from new drill samples taken from the decline. Two underground drill rigs are currently active in the decline, while four surface rigs are at work on Quebrada Orito, Orito Sur and Cerro Martillo.

Work on all phases of the preliminary feasibility study continues, including resource estimates, mine planning, plant engineering and cost estimating. The study is currently based on surface mining at Cerro Martillo and surface and underground mining at Quebrada Orito. However, the study will be extended to include potential from Orito Sur when additional information becomes available, as well as to incorporate evaluations of a broad range of development options and production rates. As a result, the time required to complete the preliminary feasibility study will be extended.


NEW CORPORATE WEBSITE
---------------------
Meridian Gold has a new corporate website, where more information on the Company's history and operations may be accessed. This site will be updated as necessary with relevant new information on the Company's activities. The site can be accessed at www.meridiangold.com.

Meridian Gold Inc. is a proven exploration-oriented gold producer, well financed and led by a strong management team committed to growth. In 1996, annual production was 202,000 ounces of gold from two producing properties: Beartrack in Idaho (100% owned) and Jerritt Canyon (30% owned) in Nevada. At year-end 1996, the Company had reserves of 1.4 million ounces of gold. In addition, Meridian Gold holds an active inventory of exploration properties in Chile and the United States. The common shares of Meridian are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

                              Meridian Gold Inc.
                              ------------------



                     Consolidated Statements of Operations
                     -------------------------------------
               (Unaudited and in millions, except per share data)


                                                Three Months     Six Months
                                               Ended June 30    Ended June 30
                                               --------------   -------------
                                                1997    1996     1997    1996
                                                ----    ----     ----    ----
  Sales                                         $16.9   $18.3   $30.9   $36.1

  Costs and expenses
     Operating expenses                          10.8    12.7    21.4    24.8
     Depreciation, depletion & amortization       4.8     5.6     9.3    10.8
     Exploration costs                            8.6     1.9    13.2     3.4
     Selling, general and
      administrative expenses                     1.5     1.1     2.9     2.4
                                                -----   -----   -----    ----
  Total costs and expenses                       25.8    21.3    46.8    41.4

  Loss before interest and taxes                 (8.8)   (3.0)  (15.9)   (5.3)

  Interest income                                 1.0     1.2     2.1     2.4
                                                -----   -----     ---    ----

  Loss before income taxes                       (7.8)   (1.8)  (13.8)   (2.9)

  Provision for income taxes                       --      --      --      --
                                                -----   -----    ----    ----

  Net loss                                     $ (7.8) $ (1.8) $(13.8) $ (2.9)
                                                =====   =====    ====    ====

  Loss per common share                        $(0.11) $(0.02) $(0.19) $(0.04)
                                                =====   =====    ====    ====

  Number of common shares used in
     loss per share computations                 73.6    73.5    73.6    73.5
                                                =====   =====    ====    ====

                              Meridian Gold Inc.
                             --------------------

                          Operating Data (Unaudited)
                          --------------------------



                                            Three Months       Six Months
                                           Ended June 30      Ended June 30
                                          ---------------     -------------
                                            1997    1996      1997     1996
                                            ----    ----      ----     ----
BEARTRACK MINE
 Gold production - Heap leach (ounces)     24,836   22,929   47,981   49,775
 Tons mined (thousands):
     Ore                                    1,108    1,240    1,908    1,921
     Waste                                    999    1,149    1,949    2,441
                                          -------  -------  -------  -------
        Total                               2,107    2,389    3,857    4,362

Average heap leach grade (ounce / ton)      0.026    0.029    0.026    0.029

Cash cost of production / ounce           $   185  $   195  $   199  $   189

JERRITT CANYON JOINT VENTURE
 Gold production (Meridian Gold 30%
   share ounces):
     Milling                              19,367   25,219   37,613   45,456
     Heap leach                                0      115      213      289
                                          ------   ------   ------   ------
        Total                             19,367   25,334   37,826   45,745
 Tons mined (thousands):
     Ore                                     233      512      472      829
     Waste                                 8,909    3,181   15,961    5,836
                                          ------   ------   ------   ------
        Total                              9,142    3,693   16,433    6,665

 Mill tons processed (thousands)             345      653      788    1,313
 Average mill ore grade (ounces / ton)     0.201    0.140    0.173    0.132
 Mill recoveries                            92.9%    88.0%    88.9%    87.7%

Cash cost of production / ounce          $   245  $   311  $   265  $   326

TOTAL
Ounces of gold produced                   44,203   48,263   85,807   95,520
Ounces of gold sold                       46,207   47,255   86,656   92,231
Average realized price / ounce           $   376  $   392  $   363  $   397

Cash cost of production / ounce          $   211  $   256  $   228  $   254


                               Meridian Gold Inc.
                               ------------------

                          Consolidated Balance Sheets
                          ---------------------------
                          (Unaudited and in millions)

                                         June 30   December 31
                                         -------   -----------
                                           1997       1996
                                           ----       ----

ASSETS
Current Assets:
  Cash and cash equivalents               $65.5     $ 82.6
  Trade receivables                         2.4        1.8
  Inventories                              15.8       16.8
  Other current assets                      0.9        2.7
                                          -----     ------
Total current assets                       84.6      103.9
                                          -----     ------

Property, plant and equipment,
  net                                     104.5      106.6
Other assets                                5.5        4.1
                                          -----      -----
Total Assets                             $194.6     $214.6
                                          =====      =====

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:

  Accounts payable, trade                $  5.0     $  7.6
  Accrued and other liabilities             4.3       10.7
                                           ----      -----
Total current liabilities                   9.3       18.3
                                           ----      -----

Other long-term liabilities                17.4       14.6
Shareholders' equity                      167.9      181.7
                                         ------      -----

Total liabilities and shareholders'
  equity                                 $194.6     $214.6
                                          =====      =====



                              Meridian Gold Inc.
                              ------------------

                            Statement of Cash Flows
                            -----------------------
                          (Unaudited and in millions)


                                      Three Months     Six Months
                                      Ended June 30   Ended June 30
                                      -------------   -------------
                                       1997   1996     1997    1996
                                       ----   ----     ----    ----
  Net income (loss)                  $ (7.8) $(1.8)  $(13.8) $ (2.9)

  Provision for depreciation,
     depletion and amortization         4.8    5.7      9.3    10.9
  Change in assets and liabilities,
     net                               (3.9)  (4.3)    (5.3)   (5.6)
                                       ----  -----    -----   -----

  Net cash provided by (used in)
     op. activities                    (6.9)  (0.4)    (9.8)    2.4

  Cash flows from investing
     activities:
     Capital spending                  (3.4)  (2.2)    (7.4)   (6.3)
     Disposal of PP&E                   ---    ---      0.1     ---
                                        ---    ---      ---     ---
  Net cash used in investing
     activities                        (3.4)  (2.2)    (7.3)   (6.3)

  Cash flows from financing
     activities:
     Proceeds from sale of common
      stock                             ---    0.4      ---     0.6
                                        ---    ---      ---     ---

  Decrease in cash and cash
     equivalents                      (10.3)  (2.2)   (17.1)   (3.3)
                                      -----  -----   ------   -----

  Cash and cash equivalents,
     beginning of period               75.8   78.1     82.6    79.2
                                       ----   ----     ----    ----

  Cash and cash equivalents,
     end of period                    $65.5  $75.9    $65.5   $75.9
                                       ----   ----     ----    ----



  For further information:
  Wayne M. Hubert
  Investor Relations
  Meridian Gold Inc.
  Tel:  (702) 827-7130
  Fax: (702) 827-7133

                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MERIDIAN GOLD INC.

Date: July 21, 1997                     By:  /s/ BRIAN J. KENNEDY
                                       Its:  Chief Executive Officer